湖北新海天投资有限公司

Hubei New Nature Investment (Group) Co., Ltd.

To whom it may concern,

As a related party, I, Hubei New Nature Investment (Group) Co., Ltd.(湖北新海天投资有限 公司), hereby consent to provide financial support to Dunxin Financial Holdings Limited (the "Company") to meet its outstanding liabilities and obligations as and when they fall due and to carry on the Company's business without a significant curtailment of operations for a foreseeable future. May it be, this letter of financial support shall remain in force till September 30, 2021.

Notwithstanding the foregoing, nothing in this letter constitutes an undertaking to discharge any particular creditor of the Company.

Hubei New Nature Investment (Group) Co., Ltd.

韦奇志印

Signature: ____________________

Legal representati

湖北新海天投资有限公司

Date: